The Royce Fund

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268

December 14, 2009

W. Whitney George
c/o Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151

Dear Mr. George:

        The Royce Fund (the "Trust") hereby accepts your offer to purchase 100 shares of beneficial interest of Royce Mid-Cap Fund, a series of the Trust, at $10.00 per share, for an aggregate purchase price of $1,000.00, subject to the understanding that you have no present intention of redeeming or selling the shares so acquired.

Sincerely,
THE ROYCE FUND

/s/ Charles M. Royce
By: Charles M. Royce President

Agreed:

        I, W. Whitney George, hereby agree to purchase the shares of beneficial interest covered under the above letter agreement. I acknowledge that I have no present intention of redeeming or selling any of the 100 shares of Royce Mid-Cap Fund covered by such letter agreement.

/s/ W. Whitney George
W. Whitney George